September 6, 2013

VIA EDGAR

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Guaranty Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 14, 2013

Responses dated July 15, 2013 and August 2, 2013

File No. 000-51556

Dear Ms. Blume:

Guaranty Bancorp (the “Company”) is in receipt of your comment letter dated August 30, 2013 with respect to the above-referenced report and subsequent responses.

We note that the letter requests a response within 10 business days, or by September 16, 2013. As our external legal counsel, Thomas J. Lynn with Stinson, Morrison Hecker LLP discussed with Marc Thomas on September 5, 2013; the Company is submitting this letter in connection with its need for an extension of the response deadline.   The Company intends to respond to your comment letter on or before September 30, 2013, and respectfully requests an extension until that date in which to respond to your comments.

Very truly yours,

/s/ Christopher G. Treece
Christopher G. Treece
Executive Vice President, Chief Financial Officer and Secretary

1331 Seventeenth Street • Suite 345 •  Denver, Colorado 80202 • www.gbnk.com